UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

  Name and Address of Reporting Person:

         Thomas, Townsend
         FactSet Research Systems Inc.
         One Greenwich Plaza
         Greenwich, CT 06830

  Date of Event Requiring State (Month/Day/Year)

         09/01/01

  IRS or Social Security Number of Reporting Person (voluntary)

         N/A

  Issuer Name and Ticker or Trading Symbol

          FactSet Research Systems Inc. (FDS)

  Relationship of Reporting Person to Issuer (Check all applicable)

         [_]  Director                                        [_]  10% Owner

         [X]  Officer (* give title below)        [_]  Other (specify below)

  * Senior Vice President and Chief Technology Officer

  If Amendment, Date of Original (Month/Year)

         N/A

  Individual or Joint/Group Filing (Check applicable line)

         [X]  Form filed by one Reporting Person

         [_]  Form filed by more than one Reporting Person

TABLE  I   -  NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.	Title of Security	2.	Amount of Securities	3.	Ownership Form:	4.	Nature of Indirect
	(Instr. 4)		Beneficially		Direct (D) or		Beneficial
			Owned		Indirect (I)		Ownership
			(Instr. 4)		(Instr. 5)		(Instr. 5)

FactSet Research Systems			286,668		D		N/A
Inc.
Common Shares

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

TABLE  II   -  DERIVATIVE SECURITIES BENEFICIALLY OWNED
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of	2. Date Exercisable and		3. Title and Amount		4. Conversion	5. Ownership	6. Nature of
Derivative	Expiration Date		of Securities		or	Form of	Indirect
Security	(Month/Day/Year)		Underlying		Exercise	Derivative	Beneficial
			Derivative		Price of	Security:	Owner-
			Security		Derivative	Direct (D)	ship
					Security	or	(Instr. 5)
Indirect (I)
(Instr. 5)

	Date	Expira-	Title	Amount or
	Exercisable	tion		Number of
		Date		Shares

Stock Option	01/03/00 (60,000)	01/03/05	Common	60,000.90		D
(Right to Buy)			Stock,
.01 par
value per
share

Stock Option	02/09/99 (4,500)	02/09/08	Common	22,500	10.00	D
(Right to Buy)	02/09/00 (4,500)		Stock,
	02/09/01 (4,500)		.01 par
	02/09/02 (4,500)		value per
	02/09/03 (4,500)		share

Stock Option	03/29/00 (4,000)	03/29/09	Common	20,000	19.4063	D
(Right to Buy)	03/29/01 (4,000)		Stock,
	03/29/02 (4,000)		.01 par
	03/29/03 (4,000)		value per
	03/29/04 (4,000)		share

Stock Option	03/13/01 (3,000)	03/13/10	Common	15,000	33.125	D
(Right to Buy)	03/13/02 (3,000)		Stock,
	03/13/03 (3,000)		.01 par
	03/13/04 (3,000)		value per
	03/13/05 (3,000)		share

Stock Option	11/13/01 (4,000)	11/13/10	Common	20,000	34.25	D
(Right to Buy)	11/13/02 (4,000)		Stock,
	11/13/03 (4,000)		.01 par
	11/13/04 (4,000)		value per
	11/13/05 (4,000)		share

Explanation of Response:

These options were granted under the 1994 and 1996 FactSet Research Systems Inc. Stock Option Plans. Each stock option grant vests at a rate of 20% per year, beginning one year after the grant date of the options.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signature of Reporting Person

Date:	November 9, 2001	/s/ Townsend Thomas
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Townsend Thomas